                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                  FORM U-9C-3


                    QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      For the Quarter Ended June 30, 2001



                              AGL Resources Inc.
                     (Name of registered holding company)


                         817 West Peachtree Street, NW
                            Atlanta, Georgia 30308
                   (Address of principal executive offices)



           Inquiries concerning this Form U-9C-3 may be directed to:

                              Richard T. O'Brien
             Executive Vice President and Chief Financial Officer
                              AGL Resources Inc.
                         817 West Peachtree Street, NW
                            Atlanta, Georgia 30308
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                               Table of Contents

                                                                          Page
                                                                          ----
Item 1.    Organization Chart                                             3

Item 2.    Issuance and Renewals of Securities and Capital Contributions  3

Item 3.    Associate Transactions                                         4

Item 4.    Summary of Aggregate Investment                                5

Item 5.    Other Investments                                              5

Item 6.    Financial Statements and Exhibits                              5

SIGNATURE                                                                 6

ITEM 1 - ORGANIZATION CHART


Name of Reporting Company                 Energy or Gas      Date of Organization    State of         % of Voting         Nature of
                                          Related Company                          Incorporation     Securities Held       Business
AGL Resources Inc.
 Sequent Energy Management, LLC           Energy related     July 31, 1996         Georgia              100%                  (a)
 Georgia Natural Gas Company              Gas related        June 10, 1996         Georgia              100%                  (b)
 AGL Peaking Services, Inc.  *            Energy related     November 21, 1997     Georgia              100%                  (c)
 AGL Investments, Inc.
   AGL Consumer Services, Inc.            Energy related     June 5, 1996          Georgia              100%                  (d)
   AGL Energy Wise Services, Inc.  *      Energy related     March 13, 1997        Georgia              100%                  (e)

(a) Sequent Energy Management, LLC ("Sequent"), formerly AGL Energy Services, Inc., is an asset optimization and wholesale trading and marketing company.

(b) Georgia Natural Gas Company ("GNG") owns a 50% interest in SouthStar Energy Services, LLC ("SouthStar"), a joint venture with subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services.

(c) AGL Peaking Services, Inc. ("AGL Peaking") owns a 50% interest in Etowah LNG Company, LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

(d) AGL Consumer Services, Inc. ("AGCS") markets appliance warranty contracts and energy-related consumer services.

(e) AGL Energy Wise Services, Inc. ("Energy Wise") was formed to provide energy audits to promote the conservation of energy through efficient and effective use of natural energy resources.

* These companies were inactive during the reporting period ended June 30, 2001.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


None

ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands)


Reporting Company     Associate Company         Types of Services        Direct Costs      Indirect        Cost of      Total Amount
Rendering Services    Receiving Service (f)          Rendered              Charged       Costs Charged     Capital         Billed
Sequent               Atlanta Gas Light         Gas supply management
                      Company                   services                    $109.2           $48.9             $0          $158.1
Sequent               Chattanooga Gas Company   Gas supply management
                                                services                    $ 90.4           $ 1.9             $0          $ 92.3
Sequent               Virginia Natural Gas,     Gas supply management
                      Inc.                      services                    $ 99.9           $ 8.2             $0          $108.1

(f) All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company ("AGSC"). As per Rules 80 and 81, energy purchases are not reported hereunder.


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands)


Associate Company        Reporting Company        Types of Services      Direct Costs      Indirect        Cost of     Total Amount
Rendering Services       Receiving Service            Rendered             Charged      Costs Charged      Capital        Billed
AGSC                     Sequent                   Support (g)             $980.2           $58.8           $6.2        $1,045.2
AGSC                     GNG                       Support (h)             $ 55.5           $41.7           $6.5        $  103.7


(g) Sequent receives support services (i.e. accounting, marketing, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.
(h) GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

Total consolidated capitalization of AGL Resources as of June 30, 2001         $2,044,405.7   Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                306,660.9   Line 2

Greater of $50 million or line 2                                                  306,660.9   Line 3

Total current aggregate investment:
  (categorized by major line of energy-related business)
  Sequent                                                        2,388.8
  Energy Wise                                                       79.5
  AGCS                                                             (71.0)
  AGL Peaking                                                    3,661.0
     Total current aggregate investment                                             6,058.3   Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(line 3 less line 4)                                                              300,602.6

Investments in gas-related companies (in thousands):

Total current aggregate investment:
  (categorized by major line of gas-related business)
  GNG                                                           16,090.4
     Total current aggregate investment                                            16,090.4   Line 5

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(line 3 less line 5)                                                              290,570.5

ITEM 5 - OTHER INVESTMENTS


      Major Line of             Other Investment in Last         Other Investment in this        Reason for Difference in
 Energy-Related Business               U-9C-3 Report                  U-9C-3 Report                  Other Investment

None


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


Exhibit I -    Balance Sheet of Sequent, GNG, AGL Peaking, Energy Wise and AGCS
               as of June 30, 2001. (Filed under confidential treatment pursuant to Rule 104(b))

Exhibit II -   Income Statement for the Three Months Ended June 30, 2001 for
               Sequent, Utilipro, GNG and AGCS. No Income Statements are being filed for AGL Peaking and Energy Wise as they had no business activity during the quarter. (Filed under confidential treatment pursuant to Rule 104(b))

Exhibit III -  The certificate as to filing with interested state commissions is attached hereto as Exhibit III.

                                   SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                      AGL RESOURCES INC.

                                      By: /s/ Richard T. O'Brien
                                          ----------------------

                                      Richard T. O'Brien
                                      Executive Vice President and
                                      Chief Financial Officer

October 1, 2001

                                                                     Exhibit III



                                  CERTIFICATE



   The undersigned certifies that he is a duly designated and acting officer of AGL Resources Inc., a Georgia corporation ("AGLR") and that:

   AGLR's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2001 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

   The names and addresses of such state utility commissions are:

               Georgia Public Service Commission
               47 Trinity Avenue SW
               Atlanta, GA 30334

               Virginia State Corporation Commission
               1300 East Main Street
               10th Floor
               Richmond, VA 23219

               Tennessee Regulatory Authority
               460 James Robertson Parkway
               Nashville, TN 37243-0505



   IN WITNESS WHEREOF, I have hereunto set my hand as of the 1st day of October, 2001.



                                   /s/ Richard T. O'Brien
                                   ----------------------

                                   Richard T. O'Brien
                                   Executive Vice President and
                                   Chief Financial Officer
                                   AGL Resources Inc.